UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 15, 2007

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Weapon System on Schedule with Latest Live Firings

Arlington, VA – March 15, 2007: Metal Storm Limited (NASDAQ ticker symbol:
MTSX and ASX trading code: MST).

Metal Storm and Electro Optic Systems (ASX trading code: EOS) announced today that the RedbackTM weapon system has completed integrated system testing including live firing.  The firings confirm mechanical, electronic and communications interfaces between the Electro Optic System’s high speed mount, sight and fire control systems and the Metal Storm 40mm weapons pod.

RedbackTM is a joint project developed by EOS, Metal Storm and Singapore
Technologies Kinetics (ST Kinetics) and brings together three unique technologies to provide a weapon system that addresses as yet unmet defence needs.

Metal Storm’s 4 barrel weapon pod provides the firepower via its stacked munition capability, selectable munitions and capability to deliver intense bursts of firepower.  EOS provides the lightweight high performance mount as well as the battle proven, integrated sensor and fire control suite.

When combined with ST Kinetics’ 40mm air-bursting munitions, RedbackTM will provide a high speed platform able to rapidly and precisely deliver air-bursting munitions in the direction of any incoming threat.

The latest firings are a continuation of trials which have been completed on indoor and outdoor ranges in Australia and Singapore with both inert and high explosive rounds.  They achieve another milestone in the lead up to the explosive munitions live firings to be undertaken shortly.

The RedbackTM weapon system attracted considerable attention recently when it was displayed at the IDEX military products trade show in Abu Dhabi in
February 2007.

Metal Storm’s CEO Dr Lee Finniear said the RedbackTM project was a priority project for the company and that the weapon system qualification and safety certification processes are running to plan. “This is a very important step towards the completion of the practical weapons system and in Metal Storm’s circumstance, in meeting its internal milestone objectives to commercialization on time.  This step also continues to demonstrate the company’s delivery on its key convertible note commitments”.

EOS’ CEO Dr Ben Greene said the RedbackTM project was on schedule and on budget and anticipated production for key customers to commence in 2008.

ST Kinetics’ President, Mr Sew Chee Jhuen, commended the results of the live firing tests. “The success of the RedbackTM project affirms ST Kinetics’
commitment to 40mm weapon systems and munitions to equip tomorrow’s warfighter with greater effectiveness.  We will continue to work closely with our partners to leverage our respective technologies to enhance our positions as market leaders for 40mm solutions.”

A video of the current round of RedbackTM firings has been placed on Metal
Storm’s website www.metalstorm.com

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:
Australia & USA
Dr Lee Finniear - Chief Executive Officer, Metal Storm Limited - Ph: +61 7
3123 4700

About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

About Electro Optic Systems Limited
EOS is a public company, specialising in the design, development and production of sophisticated laser technologies, including supporting software and electronic sub-systems. EOS’ advanced technologies are applied to a variety of sighting and surveillance applications in the aerospace and defence markets.

The combat-proven EOS sensor and fire control systems are currently deployed in the US Army CROWS (Common Remotely Operated Weapons System) program which has been successfully fielded since 2003, and is used in operations in Iraq.
The EOS integrated surveillance and fire control technology employs state-of-the-art multi-spectral sensors and fire control software for direct-fire ballistic weapons.

About ST Kinetics
ST Kinetics is the land systems arm of Singapore Technologies Engineering. It provides integrated systems, specialty vehicles and their related services for defence, government and commercial applications. This includes design and development, systems integration, production, operations & support and life cycle management. Through its subsidiary, Advanced Material Engineering Pte
Ltd, ST Kinetics also designs and manufactures a comprehensive suite of 40 mm munition solutions, conventional and smart munitions, advanced protective materials as well as guided system components. It also provides consultancy, design and engineering services for homeland security solutions.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: March 15, 2007	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary/Chief Financial Officer